UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 1     )*


                 Hyde Athletic Industries, Inc.
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                        (Name of Issuer)

       Class A Common Stock, $.33 1/3 par value per share
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                 (Title of Class of Securities)

                            448632109
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                         (CUSIP Number)

                        Phyllis H. Fisher
      100 Worth Avenue, Palm Beach, FL  33480 (508)532-9000
  -------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

                          July 20, 1995
         -------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: { }



Check the following box if a fee is being paid with the statement. { }. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rules 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Phyllis H. Fisher

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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a) { }
        (b) { }

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   3    SEC USE ONLY

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   4    SOURCE OF FUNDS*

        00 (gift of securities)

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   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)  {  }

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   6    CITIZENSHIP OR PLACE OF ORGANIZATION  -  U.S.A.
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              7   SOLE VOTING POWER -  414,472
  NUMBER OF  -------------------------------------------------------
    SHARES
BENEFICIALLY  8   SHARED VOTING POWER - 0
   OWNED BY  -------------------------------------------------------
     EACH
  REPORTING   9   SOLE DISPOSITIVE POWER - 414,472
    PERSON   -------------------------------------------------------
     WITH
             10   SHARED DISPOSITIVE POWER - 0
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   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        414,472
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   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*   { }
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   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  - 15.3%

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   14   TYPE OF REPORTING PERSON*  -  IN

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     This Schedule 13D amends a Schedule 13D filed by Messrs. Leonard R. Fisher, John H. Fisher and Charles A. Gottesman and Mses. Phyllis Fisher and Merrill F. Gottesman on May 3, 1982.

     ITEM 1.   SECURITY AND ISSUER

     This schedule relates to the Class A Common Stock, $.33-1/3 par value per share (the "Common Stock"), of Hyde Athletic Industries, Inc., a Massachusetts corporation (the "Company"), which has its principal executive offices located at Centennial Industrial Park, 13 Centennial Drive, Peabody,
Massachusetts 01960.

     ITEM 2.   IDENTITY AND BACKGROUND

     This statement is filed by Phyllis H. Fisher. Mrs. Fisher provides certain consulting services to the Company, a manufacturer of athletic shoes and outdoor recreational products, and resides at 100 Worth Avenue, Palm Beach, Florida 33480.

     This statement amends a Schedule 13D filed on May 3, 1982 by Phyllis H. Fisher, Leonard R. Fisher, John H. Fisher, Merrill F. Gottesman and Charles A. Gottesman. Leonard Fisher, who is deceased, was the husband of Phyllis Fisher; John Fisher and Merrill Gottesman are the children of Leonard and Phyllis Fisher; and Charles Gottesman is the husband of Merrill Gottesman. Although the members of the Fisher and Gottesman families originally filed the Schedule 13D solely because of the family relationship that exists among them, each of (i) Mr. John Fisher and (ii) Mr. and Mrs. Charles Gottesman (as a group) has subsequently filed a separate Schedule 13D. As Mr. Leonard Fisher is deceased, Mrs. Phyllis Fisher is the sole reporting person of the original group. Messrs. John Fisher and Charles Gottesman and Mrs. Merrill Gottesman have executed this
Schedule 13D solely for the purpose of indicating that they are no longer filing as a group with Mrs. Phyllis Fisher.

     During the last five years, Mrs. Fisher has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Fisher is a citizen of the United States.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On July 20, 1995, Phyllis H. Fisher made bona fide gifts of an aggregate of 543,865 shares of Common Stock to John H. Fisher and Merrill F. Gottesman and/or trusts over which they have voting and investment control. None of the recipients of the shares of Common Stock paid any consideration for the Shares. John H. Fisher and Merrill F. Gottesman are Mrs. Fisher's children, and Charles
A. Gottesman is Merrill F. Gottesman's husband.

     ITEM 4.   PURPOSE OF TRANSACTION

     Mrs. Fisher distributed shares of Common Stock in connection with her personal estate planning.

     The distribution of shares reported herein does not signify any change in the management of the Company. Mrs. Fisher does not presently have under consideration any plans or proposals with respect to the Company which relate to or might result in (i) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company, (ii) the sale or transfer of a material amount of the Company's assets, (iii) any change in the Company's present Board of Directors or management, (iv) any material change in the present capitalization or dividend policy of the Company, (v) any other material change in the Company's business or corporate structure, (vi) any changes in the Company's charter or by-laws or other actions which, if control were to become obtainable through the purchase of shares of Common Stock, may impede the acquisition of control of the Company by any person, (vii) causing a class of securities of the Company to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association,
(viii) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (ix) any similar action.

     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Mrs. Phyllis H. Fisher beneficially owns 414,472 shares of Common Stock, which represents approximately 15.3% of the total outstanding shares of Common Stock. Mrs. Fisher exercises sole investment and voting power with respect to all of the foregoing shares.

     Other than the gratuitous transfer of shares by Mrs. Fisher, as described in Item 3, Mrs. Fisher has not effected any transaction in the shares of Common Stock in the past 60 days.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Not applicable.

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Not applicable.



                           SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


/s/ Phyllis H. Fisher              2/15/96
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Phyllis H. Fisher                  Date


/s/ John H. Fisher                 2/15/96
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John H. Fisher                     Date


/s/ Charles A. Gottesman           2/15/96
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Charles A. Gottesman               Date


/s/ Merrill F. Gottesman            2/15/96
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Merrill F. Gottesman